ADDENDUM TO CONSULTING AGREEMENT


         THIS ADDENDUM TO CONSULTING AGREEMENT dated effective as of February 20, 1998 (the "Addendum") is made and entered into by and between XR CO., a Florida corporation (the "Consultant"), and OCEAN OPTIQUE DISTRIBUTORS, INC., a Florida corporation (the "Company").

                                   WITNESSETH:

         WHEREAS, the Consultant and the Company had heretofore entered into a Consulting Agreement dated effective as of January 8, 1998 (the "Agreement"); and

         WHEREAS, the Agreement contemplated, among other matters, that the Consultant would assist the Company in increasing its net tangible assets by approximately $1,000,000 in exchange for which, among other matters, the Consultant would receive certain shares of the Company's Series D Preferred Stock (the "Series D Preferred Stock"); and

         WHEREAS, subsequent to the date of the Agreement, in fulfilling its obligations thereunder, the Consultant and the Company have determined that the amount by which the Company's net tangible assets needs to be increased is significantly in excess of the $1,000,000 originally contemplated; and

         WHEREAS, pursuant to a Purchase Agreement of even date herewith between the Consultant and the Company, the Consultant, by acquiring all of the outstanding capital stock of certain subsidiaries of the Company, representing approximately $183,000 in assets and approximately $2,703,000 in liabilities of the Company; and

         WHEREAS, based on the foregoing, the Consultant and the Company desire to supplement the Agreement with this Addendum to provide for the issuance of additional shares of preferred stock to the Consultant.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and the sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

         1. The foregoing recitals are true and correct and are hereby incorporated into this Agreement by this reference.

         2. The Company shall issue to the Consultant 5,926 shares of Series E Preferred Stock (the "Series E Preferred Stock"). The preferences, designations, rights and limitations of the Series E Preferred Stock are set forth on Exhibit "A" hereto.

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         3. The parties agree that the conditions of Section 4.02 of the
Consulting have been satisfied and the redemption rights are terminated.

         4. Except as supplemented hereby, the Agreement is ratified, approved and confirmed in all respects by the Consultant and the Company and is in full force and effect.

         IN WITNESS WHEREOF, the parties to this Addendum have set their hands hereto as of the date first above written.


                                        OCEAN OPTIQUE DISTRIBUTORS, INC.


                                        By: /S/ HANS WILLI
                                            -----------------------------------
                                        Name:  Hans Willi
                                        Title:    Chairman of the Board



                                        XR CO.


                                        By: /S/ ROBERT L. KOEPPEL
                                            -----------------------------------
                                        Name:  Robert L. Koeppel
                                        Title:    President

                                   EXHIBIT "A"

         The Series E Preferred Stock shall mean the following preferences, designations, rights and limitations:

         (i) VOTING. The Series E Preferred Stock shall vote with the Common Stock and other shares of voting preferred stock as one class (except as otherwise `permitted under Florida law) and shall be entitled to 5,000 votes per share of Series E Preferred Stock.

         (ii) DIVIDENDS. The Series E Preferred Stock shall be entitled to dividends at the rate of 2.5% of the liquidation value thereof. Dividends shall begin to accrue on July 1, 1998, and shall be cumulative.

         (iii) LIQUIDATION. The liquidation value of the Series E Preferred Stock shall be $0.00 until June 30, 1998, and shall thereafter be $270 per share, plus accumulated but unpaid dividends.

         (iv) SUBORDINATION; PRIORITY. The Series E Preferred Stock shall be pari passu with the Series D Preferred Stock and subordinate in liquidation and the payment of dividends to the Series A Cumulative Convertible 3% Preferred Stock, the Series B Cumulative Convertible 2% Preferred Stock, and the Series C Non- Cumulative Convertible Preferred Stock. No liquidating distributions shall be paid on any share of Common Stock or other equity security of the Company not described in this Clause (iv) until the holder(s) of the Series D and Series E Preferred Stock shall have received liquidating distributions totaling the aggregate liquidation value and accumulated but unpaid dividends on all shares of Series D or Series E Preferred Stock or its earlier conversion. No dividends shall be declared, set aside, or paid on any share of Common Stock or other equity security of the Company not described in this Clause (iv) until the holder(s) of the Series D or Series E Preferred Stock shall have received dividend distributions totaling the aggregate accumulated but unpaid dividends, together with the dividends accrued for the period immediately prior to such declaration, set aside, or payment, on all shares of Series D or Series E Preferred Stock.

         (v) CONVERSION. Each share of Series E Preferred Stock shall be convertible into 5,000 shares of Common Stock, or fraction thereof, for each $270 of liquidation value plus accumulated but unpaid dividends associated with such share. The Series E Preferred Stock shall be convertible, in whole or in part, from time to time, at the election of the holder(s) thereof at any time.

         (vi) ANTI-DILUTION; PRE-EMPTIVE RIGHTS. The Series E Preferred Stock shall be anti-dilutive with respect to its voting rights and conversion privilege. In addition, the holder(s) of the Series E Preferred Stock shall be entitled to pre-emptive rights with respect to any sale of Common Stock or other equity securities of the Company on the same terms and conditions.

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